Exhibit 99.(2)

AGREEMENT AMONG JOINT INSUREDS

Agreement made as of January 23, 2007, by and between HealthShares™, Inc. (the “Company”) and XShares Advisors LLC (the “Advisor”) (the Company and the Advisor are collectively referred to as the “Insureds”).

WHEREAS, the Insureds are jointly insured against specified fidelity risks under a joint insured bond (the “Bond”);

WHEREAS, the Insureds desire to enter into this Agreement to meet the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) and to provide for an allocation of the proceeds of the Bond;

NOW, THEREFORE, in consideration of the mutual covenants set forth below, the Insureds agree as follows:

1.               In the event a recovery is obtained pursuant to the Bond as a result of a loss sustained by the Company and the Advisor, the Company shall receive an equitable and proportionate share of such recovery, but in any event the Company will receive an amount at least equal to the amount that the Company would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the 1940 Act.

2.               In the event that an insurer asserts that a claim by the Advisor under the Bond has the effect of reducing the maximum limit of liability under the Bond, the Advisor agrees to reduce its claim against such insurer under the Bond to the extent required so that the Company claimant shall receive an amount at least equal to the full amount of its claim or the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1(d)(1) under the 1940 Act.

3.               This Agreement may be executed in two counterparts, which taken together shall be deemed one and the same instrument.

4.               This Agreement may be modified or amended from time to time by mutual written agreement of the Insureds.  This Agreement shall remain in effect for as long the Insureds are insured under the terms of the Bond.  An Insured shall, however, have the right to terminate, at any time, its participation in the Bond and in this Agreement, provided that any losses incurred prior to such termination shall be governed by the provisions of this Agreement.  The amount of any return of premium to which such Insured shall be entitled as a result of such termination will be limited to the amount actually obtained by the underwriter of the Bond.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year above written.

HEALTHSHARES™, INC.

/s/ David W. Jaffin
Name: David W. Jaffin
Title: Chief Financial Officer

XSHARES ADVISORS LLC

/s/ Anthony F. Dudzinski
Name: Anthony F. Dudzinski
Title: Chief Operating Officer